Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
March 23, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Digital Assets Equity ETF (the “Fund”) (the Fund’s name is subject to approval, formerly filed as “VanEck Vectors Digital Assets ETF”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2021 (the “Registration Statement”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and send an email with a courtesy copy of the letter. Please remove all brackets and fill in all outstanding information prior to filing the 485(b) with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.
The Registration Statement raises significant issues regarding the Fund’s name under Rule 35d-1 of the Investment Company Act of 1940, as amended (“1940 Act”). The Staff has not previously permitted an open-end fund with a name or principal investment strategy regarding substantial investments in cryptocurrencies to go effective. Furthermore, these issues are being raised during a leadership transition. Accordingly, please consider delaying the effective date of the Registration Statement until the Staff’s comments are resolved. See Staff Letter Dated January 18, 2018 to the Investment Company Institute and the Securities Industry and Financial Markets Association: Engaging on Fund Innovation and Cryptocurrency-related Holdings (the “Staff Letter”).

Response 2.
We respectfully acknowledge your comment; however we note that the Fund will invest in equity securities of companies that have an active economic nexus to the development and utilization of, or transacting in, digital assets and digital asset technologies, including companies that may own a material amount of digital assets. Accordingly, we are seeking approval to change the name of the Fund to “VanEck Vectors Digital Assets Equity ETF” to better reflect this universe of potential investments. In addition, we would consider the following funds to be among the Fund’s direct competitors: Amplify Transformational Data Sharing ETF, Reality Shares Nasdaq NexGen Economy ETF and First Trust Indxx Innovative Transaction & Process ETF. All of these have already commenced investment operations.

Comment 3.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 3.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 4.
The Staff notes that the term “digital assets” as used in the Fund’s name and throughout the Registration Statement is undefined. For example, it is unclear whether this term refers to (a) cryptocurrencies themselves or (b) a digital asset technology or industry as reasonably defined. Please define the term “digital assets” in the Registration Statement.

Response 4.
The disclosure has been revised to define “digital assets.” In addition, we are seeking approval to change the name of the Fund to “VanEck Vectors Digital Assets Equity ETF” to clarify that the Fund will seek to track an index that is composed of “Digital Asset Stocks” (as defined in the Registration Statement).

Comment 5.
The Staff notes that the use of the term “digital assets” in the Fund’s name is potentially misleading as it suggests investments in cryptocurrencies. Open-end funds are generally not permitted to make these investments given the various legal issues they present. Please revise the Fund’s name to exclude the reference to digital assets. See the Staff Letter.

Response 5.
We respectfully acknowledge the comment. As noted above, we are seeking approval to change the name of the Fund to “VanEck Vectors Digital Assets Equity ETF” to clarify that the Fund will seek to track an index that is composed of “Digital Asset Stocks.”

Comment 6.
Even if the use of the term “digital assets” in the Fund’s name is intended to refer to a reasonably defined technology or industry (for example, blockchain-based technology) as noted above, which is potentially not misleading, under Rule 35d-1(a)(2), a fund with a term such as “digital assets” in its name still would need to have a policy to invest, under normal circumstances, at least 80% of its assets, plus any borrowings for investment purposes, in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund's name. We do not believe this requirement under Rule 35d-1(a)(2) could be satisfied. For example, we do not see how the constituents of the MVIS® Global Digital Assets Equity Index (the “Index”) either a) receive at least 50% of their revenues or profits from a digital assets technology or industry, or b) devotes at least 50% of their assets to a digital assets technology or industry.

Response 6.
We respectfully acknowledge the comment. We note that Section 35(d) of the 1940 Act and Rule 35d-1 do not provide a standard for defining a company as a member of an industry or sector used in the fund’s name. Rather, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We further note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name, nor do they require that such a test or similar tests, if voluntarily adopted by a fund, be administered in a specific manner provided by the SEC or the Staff. We believe that based on the representation of MV Index Solutions GmbH (the “Index Provider”), the Index methodology, subject to such revisions as discussed in this correspondence, is effectively designed to capture companies whose equity securities meet the definition of “Digital Asset Stocks.”

Comment 7.
Please provide the fee table and expense example information as a separate correspondence filing prior to the effective date of the Registration Statement. With respect to footnote (b) to the “Fund Fees and Expenses” table, please supplementally explain whether the offering costs will be paid by Van Eck Associates Corporation (the “Adviser”), and if so, through what date. Please also confirm the Fund is not subject to any expense limitation or reimbursement agreement with the Adviser.

Response 7.
The Trust previously filed a correspondence filing dated March 19, 2021 containing the “Fund Fees and Expenses” table and expense example information for the Fund. We further confirm that the Fund’s offering costs will be paid directly by the Adviser until at least February 1, 2023 and the Fund is not currently subject to an expense limitation or reimbursement arrangement with the Adviser.

Comment 8.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or sells his or her shares of the Fund, as there are no redemption fees or contingent deferred sales charges charged by the Fund. See Item 3 of Form N-1A.

Response 8.
We respectfully acknowledge your comment; however, we note that our current disclosure referenced above is consistent the disclosure requested by Item 3 of Form N-1A. Thus, we believe the referenced disclosure is appropriate.

Comment 9.	With respect to the first sentence under the “Summary Information—Principal Investment Strategies” section, please revise per Comment 6 above regarding Rule 35d-1(a)(2) and the Fund’s 80% policy.

Response 9.
We respectfully acknowledge your comment. The disclosure referenced above reflects the Fund’s policy to invest at least 80% of its total assets in securities that comprise the Fund’s benchmark index. Because the Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., Digital Asset Stocks), by having a policy to invest at least 80% of its total assets in securities that comprise the Fund’s benchmark index, the Fund also complies with the requirements of Rule 35d-1(a)(2).

Comment 10.
With respect to the “Summary Information—Principal Investment Strategies” section, the terms “digital asset segment,” “digital assets industry” and “digital asset operations” are not defined. Please revise the disclosure to replace these terms with a single defined term (for example, “digital asset companies”). As noted above, to the extent this defined term is used in support of the Fund’s compliance with Rule 35d-1, the defined term should reflect any company that generates at least 50% of its revenues or devotes at least 50% of its assets in the services specified, subject to further clarifications noted in the Staff’s comments.

Response 10.	The disclosure referenced above has been revised towards a more uniform use of the terms “Digital Asset Stocks” and “digital asset operations,” each as defined in the Registration Statement.

Comment 11.	With respect to the “Summary Information—Principal Investment Strategies” section, please confirm the Fund will not invest in initial coin offerings (“ICOs”).

Response 11.	We hereby confirm that the Fund will not invest in ICOs.

Comment 12.
With respect to the “Summary Information—Principal Investment Strategies” section, please include prominent, explicit disclosure stating that the Fund will not invest in cryptocurrencies, either directly or indirectly (e.g., Bitcoin derivatives). This disclosure should be bolded. Additionally, the disclosure should state that because the Fund does not invest directly or indirectly in cryptocurrencies, the Fund is not expected to track the price movement of any cryptocurrency. Please also supplementally confirm the Registrant’s positions in Grayscale Bitcoin Trust and Bitcoin futures.

Response 12.
The referenced disclosure has been revised to include the disclaimer below. We further confirm that, at this time, the Fund does not expect to have positions in Grayscale Bitcoin Trust and Bitcoin futures.

The Fund will not invest in digital assets directly or indirectly through the use of digital asset derivatives. The Fund also will not invest in initial coin offerings. Therefore the Fund is not expected to track the price movement of any digital asset. The Fund may, however, have indirect exposure to digital assets by virtue of its investments in Digital Asset Stocks of companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.

Comment 13.	With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please explain what a “payment gateway” is.

Response 13.	The disclosure referenced above has been revised accordingly.

Comment 14.
With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please revise disclosure to clarify that “mining operations” refers to mining of digital assets.

Response 14.	The disclosure referenced above has been revised accordingly.

Comment 15.
With respect to the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please describe the criteria used to determine whether a company provides “software services, equipment and technology or services to the digital asset industry.”

Response 15.
The Index Provider considers a company to provide “software services, equipment and technology or services to the digital asset industry” if such software services, equipment and technology or services are used by other companies to operate digital asset exchanges, operate payment gateways, engage in and/or assist with the digital asset mining operations, or facilitate commerce with the use of digital assets. For example, semiconductor companies may provide hardware technology that enable companies to mine, store or transact in digital assets, and online transfer companies may provide the infrastructures upon which digital assets are transacted.

Comment 16.
Please revise the third sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section to remove “among others” as it indicates impermissibly broad discretion in determining “digital asset companies.”

Response 16.	The disclosure referenced above has been revised accordingly.

Comment 17.
Please revise the fourth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section to remove “may also include” as it indicates impermissibly broad discretion in determining “digital asset companies.”

Response 17.	The disclosure referenced above has been revised accordingly.

Comment 18.
With respect to the fourth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please explain how owning “a material amount of digital assets” makes a company a “digital asset company” or involved in “digital asset operations.”

Response 18.	We respectfully acknowledge your comment. We note that the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, such fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. We note that the economic fortunes and risks of companies that own a material amount of digital assets are inextricably linked to the digital asset industry. Therefore, we believe it is reasonable to include such companies in the definition of “Digital Asset Stocks.”

Comment 19.
With respect to the fourth sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please define “digital asset operations.” In addition, if applicable, please confirm and disclose that the definition does not include generating revenues from the sales of cryptocurrency holdings.

Response 19.
The disclosure referenced above has been revised accordingly to include a definition of “digital asset operations.” In addition, we supplementally submit that companies that engage in “digital asset operations” may generate revenues from the sales of cryptocurrency holdings as part of their business activities (e.g., companies that engage in digital asset mining operations) or as proprietary investments. Accordingly, no change has been made in response to the second part of this comment.

Comment 20.
With respect to the second paragraph under the “Summary Information—Principal Investment Strategies” section, please describe the Index’s rules-based methodology in more detail. The Staff notes that the Index’s methodology must be sufficiently rules-based such that an investor can reasonably determine the Fund’s expected investments.

Response 20.
We respectfully acknowledge your comment. We note that the referenced disclosure relating to the Index's rules-based methodology has been revised in response to the other comments of the Staff as discussed in this correspondence. We believe a higher level of specificity is more appropriate in the “MVIS® Global Digital Assets Equity Index” section. We further note that the Index’s description under the “MVIS® Global Digital Assets Equity Index” section is substantially identical to that contained in the Index methodology rulebook.

Comment 21.
Please revise the disclosure regarding eligibility for inclusion in the Index under the second paragraph under the “Summary Information—Principal Investment Strategies” section as the current disclosure is impermissibly broad, particularly with respect to “…projects that, when developed, have the potential….”

Response 21.
The disclosure regarding eligibility for inclusion in the Index under the second paragraph has been revised; however, we believe that the specific referenced disclosure is appropriate. The Index Provider utilizes qualitative and quantitative analysis of each company’s financial statements, balance sheets and earnings reports to determine whether a company has invested in digital asset projects that could, when developed, potentially generate at least 50% of the company’s revenue from the digital asset industry. Companies that no longer meet this criteria, and which are not otherwise eligible for inclusion in the Index, are removed from the Index during the next rebalance date.

Comment 22.
Please revise the second paragraph under the “Summary Information—Principal Investment Strategies” section as the current inclusion of “semiconductor and online money transfer companies” is overly broad.

Response 22.
We respectfully acknowledge your comment. As noted above, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Semiconductor and online money transfer companies may be added to the Index to reach a minimum Index component number meet the definition of “Digital Asset Stocks” as such companies provide software services, equipment and technology or services to the digital asset industry or operate payment gateways used by companies in the digital asset industry. While these companies may not generate at least 50% of their revenues from digital asset projects at the time of inclusion in the Index, the economic fortunes and risks of these semiconductor and online money transfer companies are linked to the digital asset industry. Therefore, we believe it is reasonable for the Index Provider to include such companies in the Index.

Comment 23.
The Staff notes that the draft Index methodology indicates that the revenue requirement for inclusion in the Index is lowered to 25% for current Index constituents, as opposed to 50% for new Index constituents. Please confirm and, if true, explain why this lower threshold of 25% is appropriate.

Response 23.
We respectfully acknowledge your comment. The Index Provider employs a buffer rule to reduce potential portfolio turnover given that significant short-term volatility may arise between Index rebalances that could result in the premature removal of an Index constituent. As noted above, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, the fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index Provider believe the 25% threshold is appropriate for current Index constituents.

Comment 24.
With respect to the second paragraph under the “Summary Information—Principal Investment Strategies” section, please explain how a project is determined to be a “digital asset project” for purposes of the “50% of revenue” test.

Response 24.
As noted in Response 21, the Index Provider utilizes qualitative and quantitative analysis of each company’s financial statements, balance sheets and earnings reports to determine whether a company has invested in digital asset projects that could, when developed, potentially generate at least 50% of the company’s revenue from the digital asset industry.

Comment 25.
Based on its review of the draft Index methodology and list of sample Index constituents, the Staff is concerned about how the Index’s constituents would be determined in a manner that matches a reasonable investor’s expectations in accordance with Rule 35d-1. Please explain how the broad inclusion of companies not in digital asset industry is appropriate for a fund whose index tracks the performance of the digital asset industry.

Response 25.
We respectfully acknowledge your comment. As noted above, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, such fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the fund’s name. Since the economic fortunes and risks of companies whose equity securities meet the definition of the term “Digital Asset Stocks” in the Registration Statement are linked to the digital asset industry, we believe it is reasonably to include such companies in the Index. Furthermore, we are seeking approval to change the Fund’s name to “VanEck Vectors Digital Assets Equity ETF” to better reflect the Fund’s investments in Digital Asset Stocks, as well as made certain other disclosure changes to clarify the economic nexus of such companies to the digital asset industry.

Comment 26.
Please revise the second sentence of the second paragraph of under the “Summary Information—Principal Investment Strategies” section to remove the word “including” as it indicates impermissibly broad discretion.

Response 26.	The disclosure referenced above has been removed accordingly.

Comment 27.
Please disclose under the “Summary Information—Principal Investment Strategies” and “MVIS® Global Digital Assets Equity Index” sections (i) the minimum number of components in the Index and (ii) the approximate range for the number of components in the Index.

Response 27.	The disclosures referenced above have been revised accordingly.

Comment 28.
With respect to the third paragraph under the “Summary Information—Principal Investment Strategies” section, please disclose the relationship between blockchain technologies and the companies included in the Index.

Response 28.
We have revised the disclosure referenced above from “[m]any digital assets rely on “blockchain" technologies” to “[m]any digital assets and, consequently, many Digital Asset Stocks, rely on “blockchain” technologies.” The disclosure relating to blockchain has been included since blockchain is a prominent technology upon which many digital assets and digital asset companies rely and therefore we believe the disclosure provides useful background information to investors.

Comment 29.
It appears that many of the companies the Fund may invest in will have only an indirect, and perhaps not substantial, involvement in blockchain technologies. If true, please prominently disclose that fact in the both the “Summary Information—Principal Investment Strategies” and “Summary Information—Principal Risks of Investing in the Fund” sections.

Response 29.
We respectfully acknowledge the comment; however, as noted above, blockchain is a prominent technology upon which many digital assets and companies that issue Digital Asset Stocks rely. Therefore, a company whose equity securities meet the definition of “Digital Asset Stocks” is likely to have significant reliance, either direct or indirect, on blockchain technologies. Accordingly, no change has been made in response to this comment. However, the third paragraph under the “Summary Information—Principal Investment Strategies” has been revised to further clarify the connection between blockchain technologies and “Digital Asset Stocks.”

Comment 30.
With respect to the fourth paragraph under the “Summary Information—Principal Investment Strategies” section, please confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria after the Fund is launched.

Response 30.
We hereby confirm that the Fund and the Adviser are not and will not be in possession of any material non-public information regarding the Index methodology and screening criteria and will not have any ongoing involvement in the Index and its methodology and screening criteria after the Fund is launched.

Comment 31.	With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.”

Response 31.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as market disruptions, regulatory restrictions, or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s fundamental investment restriction and related disclosure are consistent with those of other passively managed ETFs.

Comment 32.
With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, the Staff notes that the Index is concentrated in the information technology sector. Please disclose for clarity that “concentration” in a sector means that 25% or more of the Index’s total assets is allocated to such sector.

Response 32.
The disclosure referenced above has been revised to state reflect that each of the information technology sector and the financials sector currently represents a significant portion of the Index. In addition, we supplementally submit that such disclosure typically included for any sector whose allocation represents at least 10% of the Index’s assets as of a certain point in time.

Comment 33.	Please revise the last paragraph under the “Summary Information—Principal Investment Strategies” section to include disclosure specifying the meaning of “a significant portion” of the Index.

Response 33.
We respectfully acknowledge your comment and note that the referenced disclosure regarding “a significant portion” of the Index has been included as a result of a previous comment from the Staff. However, the comment did not provide, nor is the Fund aware of, a formal definition of a “significant portion” for purposes of strategy and risk disclosure under the 1940 Act or other applicable rules and regulations. As noted above in Response 32, the Fund currently considers a sector to represent a “significant portion” of the Index if such sector accounts for at least 10% of the Index’s asset allocation, we note that the meaning of what constitutes a “significant portion” of the Index, and of the Fund’s assets by extension, may fluctuate over time in response to new rules, regulations or guidance, industry standards or developments, or general market conditions. Accordingly, no change has been made in response to this comment.

Comment 34.
The Staff notes that the “Risk of Investing in Digital Asset Companies” disclosure is almost focused solely on risks related to blockchain. However, the Fund’s principal investment strategies do not appear to be limited to companies using blockchain technologies. Please revise the disclosure accordingly.

Response 34.	The disclosure referenced above has been revised accordingly.

Comment 35.
Please include disclosure to represent that the Fund will not invest in companies that seek to provide investors with cryptocurrency exposures (for example, via equity investments, notes, American Depositary Receipts, or other methods). Furthermore, the Staff recognizes that certain operating companies may have cryptocurrency holdings. If true, please represent that any company included in the Index has been included because of their nexus to digital assets rather than due to their holdings in cryptocurrencies.

Response 35.
We respectfully acknowledge the comment; however, as noted above, while a majority of companies currently expected to be included in the Index are companies that engage in “digital asset operations,” companies may also be eligible for inclusion in the Index by virtue of their holdings of a material amount of digital assets. Therefore, no change has been made in response to this comment.

Comment 36.
The Staff notes that the “Risk of Investing in Digital Asset Companies” disclosure states that “[b]lockchain technology also may never be implemented to a scale that provides identifiable economic benefit to the companies included in the Index….” Please explain how the Index can be populated in a rules-based, digital asset companies-oriented manner.

Response 36.
The disclosure referenced above has been revised to “[d]igital asset technologies also may never be fully implemented, which could adversely affect an investment in the Fund.” in response to this comment.

Comment 37.
The Staff notes that the “Summary Information—Principal Investment Strategies” section states that the Fund may invest in emerging market issuers. Please include disclosure regarding the risks of investing in emerging market issuers. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response 37.	The disclosure has been revised accordingly.

Comment 38.
Given that significant market events have occurred, please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response 38.
We respectfully acknowledge your comment. We note that the Fund’s current “Market Risk” disclosure has recently been updated to note that the securities markets may be affected by recent market events, including the impact of the COVID-19 pandemic and other market considerations. Therefore, no change has been made in response to this comment.

Comment 39.
Given the Fund’s “High Portfolio Turnover Risk” disclosure, please consider disclosing frequent trading under the “Summary Information—Principal Investment Strategies” section and in disclosure responsive to Item 9(b) of Form N-1A.

Response 39.	The “High Portfolio Turnover Risk” disclosure referenced above has been removed accordingly.

Comment 40.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 40.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 41.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure as appropriate to follow the layered disclosure regime contemplated by Form N-1A. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update 2014-08 (June 2014).

Response 41.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 42.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section, the Staff notes that several of the principal risks listed in the disclosure responsive to Item 4(b) of Form N-1A are listed after “Shareholder Risk.” If “Shareholder Risk” is a principal risk of investing in the Fund, please add it to the disclosures responsive to Item 4(b). If it is not a principal risk, please relocate it to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section.

Response 42.
The “Shareholder Risk” disclosure referenced above has been relocated to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section accordingly.

Comment 43.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated underlying funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table. Please also confirm whether the Fund will “look through” such investments for purposes of determining compliance with the Fund’s 80% policy.

Response 43.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table. Furthermore, the Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its 80% policy.

Comment 44.
Please describe in the disclosure responsive to Item 4(a) of Form N-1A and in more detail under the “MVIS® Global Digital Assets Equity Index” section the Index methodology as the current disclosure does not provide sufficient information to determine that the Index’s methodology is rules-based.

Response 44.
We respectfully acknowledge the comment and believe, based on the disclosure changes discussed in this correspondence, as well as certain other disclosure changes made to the Registration Statement as further discussed herein, that the Fund’s current disclosure provides sufficient information to reflect that the Index methodology is rules-based.

STATEMENT OF ADDITIONAL INFORMATION

Comment 45.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 45.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy.

PART C

Comment 46.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 46.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Index Provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai